SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Notice to Market

São Paulo, July 09, 2024 – GOL Linhas Aéreas Inteligentes S.A. (B3: GOLL4), a leading domestic airline in Brazil, in response to Official Letter No. 163/2024/CVM/SEP/GEA-2 (“Official Letter”), issued by the Securities and Exchange Commission (CVM) on July 8, 2024 (Annex A), hereby clarifies that (i) as previously stated in the Notice to Market released on May 28, 2024, Grupo Abra has informed the Company of its ongoing discussions with Azul to explore potential opportunities related to the Company; (ii) an agreement between Azul and the Abra Group would not be binding on the Company; and (iii) as disclosed in the Notices to Market dated March 7 and May 28, 2024, and in the Material Fact disclosed on May 27, 2024, the Company and its advisors intend to conduct a competitive process through which they will evaluate exit financing proposals as part of the Chapter 11 process, as well as any viable and competitive alternative transactions, including opportunities presented by potential sources of equity and debt capital ("Transaction"). The Company further clarifies that the aforementioned competitive process has not yet commenced and no negotiations with the intention of completing a Transaction have been initiated by the Company with any third party.

Additionally, after making the inquiries stipulated in Article 4, sole paragraph, of CVM Resolution 44, the Company is not aware of any material fact or act related to the subjects addressed in the Official Letter that has not already been disclosed to the market prior to this communication.

.

About GOL Linhas Aéreas Inteligentes S.A

GOL is Brazil's leading airline and part of the Abra Group. Since its foundation in 2001, it has been the company lowest-cost airline in Latin America, enabling the democratization of air travel. The Company maintains alliances with American Airlines and Air France-KLM and offers Customers a variety of codeshare and interline agreements, enhancing convenience and ease of connections to any destination served by these partnerships. Committed to "Being First for Everyone", GOL provides the best travel experience to its passengers, including: legroom; a comprehensive platform with internet, movies and live TV; and the best loyalty program, Smiles. GOLLOG, the cargo transport division, facilitates parcel delivery across Brazil and internationally. The Company employs a team of 13,700 highly qualified aviation professionals focused on Safety, GOL's number one value, and operates a standardized fleet of 142 Boeing 737 aircraft. For further information, visit www.voegol.com.br/ir.

Investor Relations

ir@voegol.com.br

www.voegol.com.br/ir

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Notice to Market

Annex A

Official Letter No. 163/2024/CVM/SEP/GEA-2

Rio de Janeiro, July 8, 2024

To: Mr. Eduardo Guardiano Leme Gotilla
Investor Relations Director

GOL LINHAS AÉREAS INTELIGENTES S.A.
Tel.: (11) 2128-4700
E-mail: ri@voegol.com.br

Cc: Superintendence of Listing and Issuer Supervision of B3 S.A. –
Brasil, Bolsa, Balcão
E-mails: emissores@b3.com.br; ana.pereira@b3.com.br; ana.zane@b3.com.br

Subject: Request for Clarification – News Published in the Media

Dear Director,

1.                We refer to the news articles published on the Valor Econômico newspaper website on 07/05/2024, titled "Azul wants to launch a proposal for business combination with Gol within three months" and "Gol rises more than 6% following Azul's indications about business merger," with the following content:

Azul wants to launch a proposal for business combination with Gol within three months

Discussions are underway to define Gol's future within its restructuring in the USA

By Cristian Favaro — From São Paulo

07/05/2024 05:01

Azul has indicated to investment funds that within three months it should present a proposal to the New York Court for a business combination with Gol, according to sources. Currently, discussions are taking place with Abra, the holding company that controls both Gol and Colombian Avianca.

The presentation to the New York Court — should the deal indeed proceed — is a necessary protocol in light of Gol's restructuring in the United States (under Chapter 11 law).

Currently, Gol's Chapter 11 process has been penalizing the company's shares on the stock exchange, making it a favorable moment for a conversation from Azul, whose market value is about six times higher than its competitor.

Azul's financial situation is also tight, as the airline is negotiating with creditors in a scenario of rising dollar and increasing costs, according to people familiar with the matter.

Sources highlighted to Valor that talks have progressed between Azul and Abra's shareholders. “What is currently being discussed is structure, governance, and terms of exchange. Since Azul and Gol's current screen prices are not considered fair, there is extensive economic calculation to determine each company's value. It is not simple, especially with the dollar as it is,” one of the sources said.

The subject of a potential deal between Gol and Azul gained traction following the publicity of a “codeshare” agreement between the airlines. The question, however, is how the Administrative Council for Economic Defense (Cade) would receive such a step.

Gol has started discussions with creditors and investors to find a way out of its restructuring. According to the plan presented, the company will have to refinance about $2 billion and receive a capital injection of $1.5 billion, which can be done through the issuance of new shares.

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Notice to Market

Gol rises more than 6% following Azul's indications about business merger

Earlier, shares were temporarily suspended after reaching the maximum allowed fluctuation

By Cristian Favaro — From São Paulo

07/05/2024 12:58

Gol's shares have risen substantially in Friday's trading session (5) after Valor reported that Azul has indicated to investment funds that it intends to make a formal proposal to merge businesses with its competitor within three months.

A short while ago, Gol's shares were up 6.60%, to R$ 1.13, giving back some of the morning's gains. Earlier, shares were temporarily suspended after reaching the maximum allowed fluctuation.

[…]

2.                In view of the news content, particularly the highlighted excerpts, we request your comments on the veracity of the information provided in the news article and, if confirmed, we ask for additional clarifications on the subject, as well as an explanation of why it was not considered a Material Fact, according to CVM Resolution No. 44/21.

3.                Such response should include a copy of this Official Letter and be submitted through the Empresas.NET System, category “Market Announcement,” type “Clarifications on CVM/B3 inquiries.” Compliance with this request via Market Announcement does not exempt the possible investigation of responsibility for the untimely disclosure of Material Fact, under the terms of CVM Resolution No. 44/21.

4.                We emphasize that, according to Article 3 of CVM Resolution No. 44/21, it is the duty of the Investor Relations Director to disclose and communicate to the CVM and, if applicable, to the stock exchange and organized over-the-counter market entity where the company's securities are admitted for trading, any act or material fact occurring or related to its business, as well as to ensure its wide and immediate dissemination, simultaneously in all markets where such securities are admitted for trading.

5.                We also remind you of the obligation set forth in the sole paragraph of Article 4 of CVM Resolution No. 44/21, to inquire the company's managers and controlling shareholders, as well as all other persons with access to material acts or facts, to ascertain whether they are aware of any information that should be disclosed to the market.

6.                Under the sole paragraph of Article 6 of CVM Resolution No. 44/21, it is the duty of the controlling shareholders or managers of the public company, directly or through the Investor Relations Director, to immediately disclose the material act or fact pending disclosure, in case the information escapes control or if there is atypical fluctuation in the quotation, price, or traded volume of the public company's securities or securities linked thereto. Thus, in the event of leakage of relevant information (its disclosure through a media outlet, for example), the Material Fact must be disclosed, regardless of whether the information originates from statements by the Company's representatives.

7.                As guided by the Circular/Annual-2024-CVM/SEP, "CVM understands that, in the event of information leakage or if the company's securities oscillate atypically, the relevant fact must be immediately disclosed, even if the information refers to operations under negotiation (not completed), initial negotiations, feasibility studies, or even mere intention to carry out the business (see CVM Case No. RJ2006/5928 and CVM PAS No. 24/05)" (emphasis added).

8.                We also highlight that Article 8 of CVM Resolution No. 44/21 stipulates that it is the duty of controlling shareholders, directors, members of the board of directors, fiscal council, and any statutory technical or advisory bodies, as well as the company's employees, to maintain confidentiality of information related to a material act or fact to which they have privileged access due to their position or role, until its disclosure to the market, as well as to ensure that subordinates and trusted third parties also do so, being jointly liable with them in case of non-compliance.

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Notice to Market

9.                By order of the Superintendent of Relations with Companies, we alert you that it is the responsibility of this administrative authority, in the exercise of its legal powers, and based on item II, Article 9, of Law No. 6,385/76, and Article 7, in conjunction with Article 8, of CVM Resolution No. 47/21, to determine the application of a coercive fine, without prejudice to other administrative sanctions, in the amount of R$ 1,000.00 (one thousand reais), for non-compliance with the requirements formulated, until July 9, 2024.

Sincerely,

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 9, 2024

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Eduardo Guardiano Leme Gotilla
Name: Eduardo Guardiano Leme Gotilla Title: Chief Financial and IR Officer